EXHIBIT 99.2 Appendix 3Z Final Director’s Interest Notice

Rule 3.19A.3
Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	James Hardie Industries plc
ABN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Michael N. HAMMES
Date of last notice	29 November 2021
Date that director ceased to be director	3 November 2022

Part 1 – Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities
Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest
Number & class of securities

•Indirect interest in 30,109 shares/CUFS. The registered holder is Pershing LLC and they are held on account for The Hammes Family Trust.
•Indirect interest in 5,000 ordinary shares/CUFS. The registered holder is HSBC Custody Nominees (Australia) Limited and they are held on account for Michael and Lenore Hammes.
•Indirect interest in CUFS held in the form of 8,000 ADRs, equivalent to a holding of 8,000 ordinary shares/CUFS. The registered holder is Deutsche Bank Trust Company Americas and they are held on account for the following beneficial owner:
•8,000 ADRs for Michael N. Hammes and Lenore L. Hammes

+ See chapter 19 for defined terms.

11/3/2002        Appendix 3Z Page 1

Appendix 3Z Final Director’s Interest Notice

Part 3 – Director’s interests in contracts

Detail of contract	Not applicable
Nature of interest	Nil
Name of registered holder (if issued securities)	Not applicable
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

Appendix 3Z Page 2    11/3/2002